

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 16, 2011

<u>Via Email</u>
Mr. Mr. Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
1115 Orlando Avenue
Roseville, CA 95661-5247

> **Re: Solar Power, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-50142**

Dear Mr. Kircher:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Liquidity, page 25</u>

1.   We note your disclosures on page F-17 that you do not provide for U.S. income taxes on your undistributed earnings of your Hong Kong subsidiary because they are considered to

be permanently invested outside of the United States. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Index to Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

-Basis of Presentation, page F-8

2.   We note from page F-14 that it appears you are now consolidating Solar Tax Partners 2, LLC. We further note from your responses dated June 29, 2010 and July 27, 2010 related to our review of your December 31, 2009 Form 10-K that you did not consolidate this entity. Please explain to us why you are now consolidating Solar Tax Partners 2, LLC and the facts and circumstances that have changed since the date of your response letters. Cite the accounting literature relied upon and how you applied it your situation.

-Product Warranties, page F-11

3.   We note your disclosures here related to your potential warranty obligations. You state that you do not have sufficient historical data to estimate your exposure so you looked to your historical data as well as historical data reported by other installer and manufacturers. Please revise future filings to explain in greater detail how you determine the warranty accrual and why you believe that is an adequate basis for your warranty accrual estimates.

4.   We further note from your June 30, 2011 Form 10-Q that you currently only pass through warranties that were manufactured by third parties and that you reserve for unreimbursed costs to replace the panels. Please revise your future filings to explain in more detail how you determine the "unreimbursed costs" that you reserve for.

Note 13. Asset Held for Sale, page F-22

5.   We note your disclosures here and on page F-10 related to you taking possession of a solar facility during June 2010 as a result of a customer being unable to complete payment. Please address the following comments:

- Please explain to us in more detail how you determined that this solar facility met the criteria outlined in paragraph 360-10-45-9 of the FASB Accounting Standards Codifications in order to be recorded and classified as an asset held for sale.

- Please explain to us how you determined the carrying value for this asset classified as held for sale as of December 31, 2010 based upon the guidance in paragraph 360-10-45-9 of the FASB Accounting Standards Codification.

- Explain to us why you reduced the carrying value of the asset by $3.4 million for funds received from the US Treasury under Section 1603, Payment for Specified Energy Property in Lieu of Tax Credits.

6. We note from page 15 of your June 30, 2011 Form 10-Q that you did not actively market this asset to third parties during the period in which the company was going through the LDK acquisition. We further note that you continue to report this as an asset held for sale as of June 30, 2011. Please explain to us in more detail how you met the criteria to report this solar facility as an asset held for sale as of June 30, 2011. Refer to paragraphs 360-10-45-9(d) and 360-10-45-10 through 360-10-45-11 of the FASB Accounting Standards Codification.

7. Please explain to us in more detail how you determined to record $400,000 of impairment charges during the six months ended June 30, 2011 related to this asset classified as held for sale.

Note 18. Geographical Information, page F-26

8. Please revise your future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Form 10-Q for the Quarter Ended June 30, 2011

Note 18. Related Parties, page 19

9. We note your disclosures here for the related party transactions that you have entered into with LDK Solar USA, Inc. and LDK Solar Co., Ltd. Please explain to us in more detail the key terms of your sales and other arrangements with LDK Solar USA, Inc., LDK Solar Co., Ltd, and North Palm Springs Investment, LLC. Within your discussion, please explain to us how you accounted for the transfer of the North Palm Springs Investments, LLC to LDK Solar USA, Inc. Cite the accounting literature relied upon and how you applied it to your situation.

10.   Further to the above, please explain to us in more detail how you accounted for related party transactions between you and LDK Solar USA, Inc., LDK Solar Co., Ltd, and North Palm Springs Investment, LLC including but not limited to the related party receivables, related party sales, related party costs of goods sold, related party payables and solar panel purchases that you have recorded as of and during the six months ended June 30, 2011. Cite the accounting literature relied upon and how you applied it to your situation.

Note 19. Litigation, page 20

11.   We note your disclosures related to the outstanding putative class action filed against the company and LDK Solar Co., Ltd. For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief